UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-35572
CUSIP Number:  20585P
NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: April 30, 2015

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
PART I
REGISTRANT INFORMATION

Comverse, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

200 Quannapowitt Parkway
Address of Principal Executive Office (Street and Number)

Wakefield, MA 01880
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Comverse, Inc. (the “Company”) has determined it is not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is engaged in finalizing two major efforts that effect the financial statements to be presented in its Form 10-Q: the sale of its converged, prepaid and postpaid billing and active customer management systems (“BSS”) business to Amdocs Limited, and the outsourcing of a substantial portion of its workforce to a third party vendor, Tech Mahindra Limited. The sale of BSS and the outsourcing of company employees will materially affect the financial presentation in the Form 10-Q as compared with prior periods. In addition, the transaction is a triggering event which resulted in the need for management to perform a goodwill impairment test, which is currently in process. As a result, the Company's preparation of its Form 10-Q could not be accomplished in order to permit a timely filing without undue hardship and expense. The Company expects that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

Jacky Wu	(781)	246-9000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Qualitatively significant changes in the results of operations for the quarter ended April 30, 2015 as compared with prior periods are described in Part III of this Form 12b-25, incorporated by reference into this Part IV(3). For the reasons stated above, the Company is unable to provide numerical estimates of the changes pending preparation and review of the financial statements and related disclosures for the quarter ended April 30, 2015.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements.” Forward-looking statements include statements regarding the Company’s expectation in respect of the timing of the filing its Form 10-Q for the fiscal quarter ending April 30, 2015. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this Form 12b-25. We undertake no commitment to update or revise any forward-looking statements except as required by law.

Comverse, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2015

COMVERSE, INC. By:
/s/ Jacky Wu
Jacky Wu Senior Vice President and Chief Financial Officer